SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

December 31, 2020

VIA EDGAR

Ms. Asia Timmons-Pierce

Ms. Erin Purnell

Ms. Melissa Raminpour

Ms. Effie Simpson

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 RLX Technology Inc. (CIK No. 0001828365)

Registration Statement on Form F-1

Dear Ms. Timmons-Pierce, Ms. Purnell, Ms. Raminpour and Ms. Simpson:

On behalf of our client, RLX Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated December 16, 2020. To facilitate the Staff’s review, we are separately delivering to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on December 4, 2020, and two copies of the filed exhibits.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff. The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about January 15, 2021, and to launch the road show for the offering shortly thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Financial statements

Item 8.A.4 of Form 20-F requires that in the case of a company’s initial public offering, the registration statement on Form F-1 shall contain audited financial statements as of a date not older than 12 months from the date of the filing. Nevertheless, Instruction 2 to Item 8.A.4 of Form 20-F provides that “[a] company may comply with only the 15-month requirement in this item if the company is able to represent that it is not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship.”

In connection with the offering contemplated under the Registration Statement, the Company represents to the Commission that: (i) the Company is not currently a public reporting company in any jurisdiction; (ii) the Company is not required by any jurisdiction outside the United States to prepare consolidated financial statements audited under any generally accepted auditing standards for any interim period; (iii) full compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company; (iv) the Company does not anticipate that its audited financial statements for the year ended December 31, 2020 will be available until April 2021; and (v) in no event will the Company seek effectiveness of its registration statement on Form F-1 if its audited financial statements are older than 15 months at the time of the Company’s initial public offering.

Comments in Letter Dated December 16, 2020

The Staff’s comments from its letter dated December 16, 2020 are repeated below in bold and is followed by the Company’s response. The Company has included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Business

Overview, page 120

1.                                      We note your response to comment 10 that you currently only sell your e-vapor products in China. However, it appears from the website relxnow.com, that the company will ship its products to Europe, Canada and other locations outside of China. Please advise. Please consider including regulatory disclosures related to selling your products in other countries.

The Company respectfully advises the Staff that the website relxnow.com pertains to the business of Relx Inc., the Company’s current parent company that conducts business outside of China through its other offshore entities. The Company has disclosed its own website relxtech.com on page 7 of the Registration Statement, which contains information relating to the business in China that the Company operates. As disclosed under “Corporate History And Structure—Restructuring” on pages 77 and 78 of the Registration Statement, after the referenced restructuring, the Company operates e-vapor business in China, while Relx Inc. conducts business outside of China through its other offshore entities, and the Company expects that Relx Inc. will remain its parent company until the referenced shareholding change takes place within six months following the offering.

The Company further respectfully advises the Staff that it has entered into a non-competition agreement with Relx Inc. on December 16, 2020, and has filed such agreement as Exhibit 10.13 to the Registration Statement. Pursuant to the non-competition agreement, the Company and its subsidiaries, on the one hand, and Relx Inc. and its other subsidiaries, on the other hand, have made certain undertakings to prohibit competition between the Company’s business in China and Relx Inc.’s business outside China. Specifically, Relx Inc. has agreed not to conduct tobacco harm reduction (THR) product business in China, and the Company has agreed not to conduct THR product business outside China, during the non-competition period defined in the agreement. The Company has also added relevant disclosure on pages 77, 78 and 168 of the Registration Statement.

Related Party Transactions
Other Related Party Transactions, page 165

2.                                      We note your revised disclosure that you sold e-vapor products to a party that is controlled by an individual who has indirectly significant influence on you. Please revise to identify the party, or explain why you do not believe that you are required to do so.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 170 of the Registration Statement.

Comment in Letter Dated November 20, 2020

In addition, the Company hereby responds to a comment contained in the Staff’s letter dated November 20, 2020, on the Company’s draft registration statement on Form F-1 confidentially submitted on October 26, 2020. The Staff’s comment is repeated below in bold and is followed by the Company’s response.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company is submitting, under a separate cover and on a confidential, supplemental basis, copies of the presentation slides that the Company, and persons authorized to do so on the Company’s behalf, have used in meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 418 under the Securities Act.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Ying (Kate) Wang, Chairperson of the Board of Directors and Chief Executive Officer, RLX Technology Inc.

Yueduo (Rachel) Zhang, Head of Finance, RLX Technology Inc.

Sean Dai, General Counsel, RLX Technology Inc.

Charline Ni, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Zheng Wang, Esq., Counsel, Latham & Watkins LLP